Exhibit 99.1

LUXOFT HOLDING, INC

(the “Company”)

WRITTEN RESOLUTIONS OF THE SHAREHOLDERS

Made pursuant to articles of association of the Company

The undersigned, being shareholders with a majority of in excess of 50% of the votes of the shares entitled to vote thereon acting by written consent without a meeting, DO HEREBY CONSENT to the adoption of the following resolutions.

Amended and Restated 2014 Incentive Compensation Plan

All capitalized terms not otherwise herein defined shall have the meaning ascribed to them in the Amended Plan, as defined below.

WHEREAS, effective November 10, 2015, the Board of Directors (the “Board”) of Luxoft Holding, Inc (the “Company”), upon the recommendation of the Compensation Committee thereof, approved an amendment to the Luxoft Holding, Inc 2014 Incentive Compensation Plan (the “Plan”), to (1) increase the number of shares authorized for issuance under the Plan by 152,000 shares; and (2) to implement an automatic  increase mechanism as set forth in Section 4(a) of the Luxoft Holding, Inc Amended and Restated 2014 Incentive Compensation Plan (the “Amended Plan”), attached as Annex A hereto.

WHEREAS the Amended Plan shall become effective upon the date on which the Amended Plan is approved by the affirmative vote of the holders of a majority of the shares which are present or represented and entitled to vote and voted at a meeting, which approval must occur within the period ending twelve (12) months before or after the date the Amended Plan is adopted by the Board.

WHEREAS the purposes of the Amended Plan are:  (i) to enhance the Company’s and the Affiliates’ ability to attract highly qualified personnel; (ii) to strengthen their retention capabilities; (iii) to enhance the long-term performance and competitiveness of the Company and the Affiliates; and (iv) to align the interests of Amended Plan participants with those of the Company’s shareholders.

WHEREAS to accomplish such purposes, the Amended Plan provides that the Company may grant Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Other Stock-Based Awards, Performance Share Awards, Dividend Equivalents and Cash-Based Awards.

WHEREAS the Amended Plan shall remain in effect, subject to the right of the Board to amend or terminate the Amended Plan at any time pursuant to Section 16 thereof, until all shares subject to it shall have been delivered, and any restrictions on such shares have lapsed, pursuant to the Amended Plan’s provisions. However, in no event may an Award be granted under the Amended Plan on or after ten years from November 14, 2014.

RESOLVED that the Amended Plan be and is hereby approved.

FURTHER RESOLVED that any and all actions heretofore or hereafter taken by any one director, officer or employee of the Company in connection with the Amended Plan or otherwise within the terms of the foregoing recitals and resolutions be and are hereby ratified and confirmed in their entirety.

Each of the undersigned has executed these resolutions, which may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument, on the date indicated alongside the name below.  If the consent is in one or more counterparts, and the counterparts bear different dates, then the effective date of this resolution is the earliest date upon which shareholders holding in excess of 50% of the votes have consented to the resolution by signed counterparts.

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